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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Miller, Paul A. (Last) (First) (Middle)		LSB Corporation (LSBX)

	c/o LSB Corporation 30 Massachusetts Avenue	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	No. Andover, MA 01845 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President and Chief Executive Officer

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer’s Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock												4,500		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Stock Option (Right to Buy)		$4.50

	Stock Option (Right to Buy)		$3.9375

	Stock Option (Right to Buy)		$6.00

	Stock Option (Right to Buy)		$9.125

	Stock Option (Right to Buy)		$9.125

	Stock Option (Right to Buy)		$13.90

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	6/23/04		Common Stock	40,000				40,000		D

	(1)	6/22/05		Common Stock	10,000				10,000		D

	(1)	4/25/06		Common Stock	77,500				77,500		D

	(2)	7/22/09		Common Stock	10,958				10,958		D

	(3)	7/22/09		Common Stock	1,042				1,042		D

	(4)	7/26/11		Common Stock	12,000				12,000		D

Explanation of Responses:

(1) Option is fully exercisable.

(2) Option is fully exercisable.

(3) Option is fully exercisable.

(4) The option becomes exercisable in three annual increments of 6,000 shares on 7/26/02, 3,000 shares on 7/26/03, and 3,000 shares on 7/26/04.

The reporting person is a participant in a 401(k) Plan which offers the option to acquire LSB Corporation stock. The Plan acquired 9,567 shares of LSB Corporation stock during 2002 at prices ranging from $11.38 to $14.00 per share based on a Plan statement dated December 31, 2002. It is estimated that the reporting person's portion of the LSB Corporation stock in the 401(k) is approximately 14,722 shares as of December 31, 2002.

/s/ Paul A. Miller	1/30/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.